Exhibit 99.1

Alpha Tau Announces Upcoming Podium Presentation at the AHNS 12th International Conference on Head and Neck Cancer Showcasing Study Results of Alpha DaRT® Head and Neck Cancer Combination with Pembrolizumab

- Abstract from trial evaluating Alpha DaRT® in combination with pembrolizumab in elderly patients with locally advanced and metastatic head and neck squamous cell carcinoma selected for podium presentation -

- The AHNS International Conference on Head and Neck Cancer is widely recognized as one of the premier global forums dedicated to advancing head and neck oncology -

- Clinical trial builds on Alpha DaRT monotherapy data generated across clinical studies in the United States, Europe, Israel, and Japan, and marks a key milestone in the Company’s combination therapy strategy -

- Head and neck cancer is the sixth most common malignancy worldwide, with elderly patients facing particularly limited treatment options and poor outcomes -

Jerusalem, May 5th, 2026 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced that an abstract entitled “Management of Locally Advanced and Metastatic Head and Neck Squamous Cell Carcinoma in Elderly Patients Using Diffusing Alpha-Emitter Radiation Therapy in Combination with Pembrolizumab” has been accepted for podium presentation at the American Head and Neck Society (“AHNS”) 12th International Conference on Head and Neck Cancer, taking place July 18-22, 2026, in Boston, Massachusetts. The presentation is scheduled to occur during the Proffered Papers session on Radiation and Adjuvant Therapies on Tuesday, July 21, 2026, 10:30 AM - 12:00 PM.

The AHNS International Conference on Head and Neck Cancer is one of the world’s premier forums dedicated to advancing multidisciplinary head and neck oncology, bringing together leading surgeons, oncologists, and researchers from across the globe. Selection for a podium presentation represents one of the highest distinctions at the conference, reserved for abstracts of particular scientific merit and clinical significance.

Head and neck squamous cell carcinoma (HNSCC) is the sixth most common malignancy worldwide, with approximately 25-40% of patients diagnosed at age 70 or older. Elderly patients with locally advanced or metastatic disease face a particularly significant unmet medical need, as they are often ineligible for or unable to tolerate aggressive multimodal therapies, and available treatment options for this vulnerable population are associated with suboptimal survival outcomes. While the emergence of immune checkpoint inhibitors has expanded the therapeutic landscape for HNSCC, there remains a compelling rationale for combining localized intratumoral treatments with systemic immunotherapy to potentially enhance immune activation and improve clinical outcomes, particularly in patients for whom conventional approaches carry unacceptable toxicity.

The accepted abstract presents complete top-line data from a clinical study conducted at Hadassah Medical Center in Jerusalem, Israel, evaluating Alpha DaRT in combination with pembrolizumab in elderly patients with locally advanced and metastatic HNSCC, from which interim data had previously been presented at the Company’s R&D Day in January 2025. This study represents a natural evolution of Alpha Tau’s head and neck cancer program, building on a foundation of strong monotherapy data generated across clinical studies in the United States, Europe, Israel, and Japan. Preclinical research has strongly suggested that Alpha DaRT treatment may activate an immune response, providing a scientific rationale for combining it with checkpoint immunotherapy. In this combination approach, Alpha DaRT is designed to act as a localized intratumoral add-on to the patient’s standard-of-care immunotherapy regimen, without altering or interrupting the ongoing systemic treatment.

Uzi Sofer, CEO of Alpha Tau, stated, “The selection of our combination therapy abstract for a podium presentation at the AHNS International Conference is a strategic milestone for Alpha Tau. Our head and neck cancer program has matured significantly over recent years, with monotherapy studies across the United States, Europe, Israel, and Japan consistently demonstrating the strong safety profile of Alpha DaRT. Moving into combination with immunotherapy is a natural and deliberate next step in our strategy. Head and neck cancer remains a devastating disease with a profound burden on patients and their families, particularly for elderly patients who have limited treatment options and face poor prognoses. We believe the combination of a targeted intratumoral radiotherapeutic approach with systemic immunotherapy represents a highly promising frontier, and we are committed to advancing Alpha DaRT toward becoming a meaningful treatment option for these patients.”

Prof. Aron Popovtzer, MD, Director of the Sharett Institute of Oncology at Hadassah Medical Center and the lead Principal Investigator for Alpha DaRT clinical studies at Hadassah, commented, “The patient population in this study - elderly patients with locally advanced or metastatic head and neck squamous cell carcinoma - represents one of the most challenging groups in oncology. These patients often cannot tolerate aggressive chemoradiation, and their treatment options are severely limited. The procedure itself is straightforward, and Alpha DaRT is delivered as an add-on to the patient’s ongoing standard-of-care immunotherapy without requiring any changes to their existing treatment regimen. I look forward to presenting these data at the AHNS conference and to discussing the potential of this combination approach with colleagues from around the world.”

Robert B. Den, MD, Chief Medical Officer of Alpha Tau, stated, “This podium presentation at AHNS is an exciting achievement for our combination therapy program. The clinical trial landscape in head and neck cancer is increasingly focused on combining localized and systemic therapies to enhance immune activation, and numerous studies are exploring different intratumoral approaches alongside checkpoint inhibitors. What differentiates Alpha DaRT in this space is its safety profile: Across all of our head and neck cancer studies to date, we have generally observed acute, low-grade toxicities associated with Alpha DaRT, with no chronic effects reported. For patients and physicians alike, this is a critical consideration - the ability to add a potent intratumoral treatment without compounding the toxicity burden of existing systemic therapy. We believe this combination approach opens a compelling new pathway for patients who currently have very few options.”

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal intratumoral treatment of solid tumors. Alpha DaRT sources are inserted directly into the tumor, where they release short-lived therapeutic particles that disperse locally with the goal of destroying the tumor. Since the therapeutic effect is confined to a short distance, Alpha DaRT aims to mainly affect the tumor and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to the Alpha DaRT treatment in head and neck cancer patients, including the potential benefits and associated risks, future applications and uses, the combination with pembrolizumab, and potential indication approvals, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

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